UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

October 24, 2003

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933
Registrant's telephone number (including area code)

Item 9. Regulation FD Disclosure.

On October 24, 2003 First Financial Holdings, Inc. announced the Board of Directors declared a quarterly cash dividend of $.22 per share for holders of records as of November 7, 2003.

For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated October 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: October 24, 2003

Exhibit 99.1

Press release dated October 24, 2003.

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President and
Corporate Secretary
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC.
INCREASES CASH DIVIDEND

Charleston, South Carolina (October 24, 2003) -- First Financial Holdings, Inc. (Nasdaq: FFCH) today announced that its Board of Directors declared a quarterly cash dividend of $.22 per share. The dividend represents a 15.8% increase over the $.19 per share dividend paid last quarter and is the sixteenth increase in cash dividends since the first was paid in February, 1986. The dividend is payable November 21, 2003 to shareholders of record as of November 7, 2003.

Commenting on the announcement, A. Thomas Hood, President and Chief Executive Officer, said, "The Company continues to achieve solid earnings, and the Board believes strongly that shareholders should share in the Company's success."

First Financial Holdings, Inc. is a unitary thrift holding company with assets of $2.3 billion. Its subsidiary, First Federal Savings and Loan Association of Charleston, operates a total of 45 offices in South Carolina located in the Charleston Metropolitan area and Horry, Georgetown, Beaufort and Florence counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage, and trust services through First Southeast Insurance Services, First Southeast Investor Services, Inc., and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.